

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Mail and Facsimile (303/260-6401)

April 13, 2011

Patrick L. Avery
President and Chief Executive Officer
Prospect Global Resources Inc.
600 17th Street, Suite 2800 South
Denver, Colorado 80202

> **Re:** **Prospect Global Resources Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed March 31, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2010**
> **File No. 333-163499**

Dear Mr. Avery:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela Long
Assistant Director